Filed by Comcast Corporation Pursuant to
                                       Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                       Subject Company: AT&T Comcast Corporation
                                       Commission File No. 333-82460

                                       Date: May 1, 2002


The following press release was issued by Comcast Corporation:


COMCAST(R)                                                  PRESS RELEASE

--------------------------------------------------------------------------------

Contact:
Kelley L. Claypool, Director, Investor Relations              (215) 981-7729
Marlene S. Dooner, Vice President, Investor Relations         (215) 981-7392
William E. Dordelman, Vice President, Finance                 (215) 981-7550


FOR IMMEDIATE RELEASE


                  COMCAST REPORTS STRONG FIRST QUARTER RESULTS

       Reports Consolidated Pro Forma Operating Cash Flow Growth of 18.3%

                                       ***

         COMCAST CABLE REPORTS PRO FORMA REVENUE GROWTH OF 12.3% AND PRO
            FORMA OPERATING CASH FLOW GROWTH OF 13.5% New Digital and

              High-Speed Internet Services Drive Record Performance

                                       ***

                QVC ACHIEVES OPERATING CASH FLOW GROWTH OF 11.4%


Philadelphia, PA - May 1, 2002...Comcast Corporation today reported results for the three months ended March 31, 2002. The Company reported consolidated revenues of $2.673 billion, a 19.7% increase from the $2.232 billion reported in the first quarter of 2001. Consolidated operating cash flow increased 27.5% to $808.2 million from the $634.2 million reported in the first quarter of 2001. On a pro forma basis, the Company's consolidated revenues and operating cash flow for the quarter ended March 31, 2002 increased 12.0% and 18.3%, respectively, over the first quarter of 2001.

Brian L. Roberts, president of Comcast Corporation said, "We delivered another quarter of outstanding operating and financial results, laying the groundwork to comfortably meet our previously stated year-end 2002 guidance for each of our businesses."

"The cable division reported one of its best quarters ever, accelerating revenue and operating cash flow growth and delivering new digital and high-speed Internet customers, even as we completed the huge task of transitioning almost one million customers to our new high-speed Internet service. We are more excited than ever about the opportunities for growth in the cable business and look forward to completing our merger with AT&T Broadband. We believe our strong track record of operating performance, successful system integration and balance sheet strength will help support accelerated growth rates and provide a whole new range of opportunities for the new company."

Cable Division Results
----------------------

Cable division results are presented on a pro forma basis, which only adjusts for the timing of acquisitions. Pro forma results assume that all acquisitions were effective on January 1, 2001.

Pro forma results include the acquisition from AT&T Corp. of 585,000 and 112,000 cable subscribers in April 2001 and June 2001, respectively, and the acquisition of Home Team Sports in February 2001.

Cable division revenues for the quarter ended March 31, 2002 were $1.469 billion, representing a pro forma 12.3% increase from the $1.309 billion in the first quarter of 2001. Operating cash flow for the quarter was $597.5 million, a pro forma increase of 13.5% over the $526.3 million for the same period of 2001.

Cable subscribers grew to 8.512 million, a pro forma twelve-month trailing growth rate of 0.9%. Continuing strong demand for Comcast Digital Cable contributed to a 7.0% increase in pro forma video revenues in the first quarter. High-speed Internet service revenue more than doubled over the first quarter of 2001 reflecting significant growth in the customer base and rate increases. Together, Comcast Digital Cable and High Speed Internet services contributed more than half of the cable division's revenue growth in the first quarter. Operating cash flow margins improved to 40.7% from 40.2% reflecting the successful integration and improved operating performance of recently acquired cable properties.

The cable division added 203,700 Digital Cable subscriptions in the first quarter, a weekly average of more than 15,600. Comcast Cable finished the quarter with 2.540 million Digital Cable subscriptions, representing a 51% pro forma increase over 2001 and a subscription penetration rate of over 30%. Comcast Digital Cable is now available to nearly 99% of Comcast's cable subscribers.

During the quarter, the cable division added 92,400 high-speed Internet customers, a weekly average of more than 7,100 net additions. Comcast Cable finished the quarter with 1.041 million high-speed Internet customers, representing an 81% pro forma increase over 2001 levels, and a penetration rate of over 9% of marketable homes. Comcast Cable continued to expand the availability of high-speed Internet service. At quarter end nearly 11.3 million homes, or more than 81% of the homes in Comcast's footprint, had access to Comcast's high-speed Internet service.

Mr. Roberts said, "With our cable system rebuild virtually complete, the power of our upgraded cable systems is evident in the significant contribution to growth by our new digital cable and high-speed Internet services. Building on our success in rolling out new products, we will expand our offering of video-on-demand (VOD) to a broader range of markets this year."

Commerce: QVC
-------------

QVC's consolidated revenues for the quarter ended March 31, 2002 were $993.5 million, representing a 12.4% increase from the $884.0 million reported in the first quarter of 2001. Consolidated operating cash flow for the quarter was $192.3 million, an increase of 11.4% over the $172.7 million reported in the prior year quarter.

Mr. Roberts said, "QVC continues to build its position as the leading global electronic retailer. In the U. S. it is, by far, the largest electronic retailer, with the most consistent financial performance. In the first quarter, QVC's domestic business continued to drive QVC's performance with revenue growth of 11.5%, operating cash flow growth of 11.6% and a stable cash flow margin of 22.6%. At the same time, QVC is continuing to expand its international businesses in QVC-Germany, which is now operating with breakeven cash flow. We are also pleased with the early progress of our new channel, QVC-Japan which has just celebrated its first year of operation."

Content
-------

Comcast's content businesses include E! Networks, Comcast-Spectacor, The Golf Channel, Outdoor Life Network, and G4. Results are presented on a pro forma basis, assuming that the consolidation of The Golf Channel, effective June 2001, and the acquisition of Outdoor Life Network, effective in October 2001, occurred on January 1, 2001.

Solid growth in carriage continued to drive the results of E! Networks, Outdoor Life Network and The Golf Channel, contributing to double-digit increases in revenue and operating cash flow. Comcast's content business segment reported pro forma revenue and operating cash flow growth of 11.8% and 33.6%, respectively, in the first quarter.


Consolidated Results
--------------------

The Company's consolidated results include all acquisitions as of the dates of their closing. For the quarter ended March 31, 2002, the Company's consolidated results include the acquisition from AT&T of 585,000 and 112,000 cable subscribers in April 2001 and June 2001, respectively, the acquisition of Home Team Sports in February 2001, the consolidation of The Golf Channel, effective in June 2001, and the acquisition of Outdoor Life Network, in October 2001. Pro forma results assume that all acquisitions were effective on January 1, 2001.

For the three months ended March 31, 2002, the Company reported consolidated revenues of $2.673 billion, a 19.7% increase from the $2.232 billion reported in the first quarter of 2001. Consolidated operating cash flow increased 27.5% to $808.2 million from the $634.2 million reported in the first quarter of 2001. On a pro forma basis, the Company's consolidated revenues and operating cash flow for the quarter ended March 31, 2002 increased 12.0% and 18.3%, respectively, over the first quarter of 2001.

For the three months ended March 31, 2002, the Company reported a consolidated net loss of $88.9 million or $0.09 per share as compared to net income of $1.001 billion or $1.04 per share in the same prior year period. The consolidated loss reported for the first quarter of 2002 includes depreciation and amortization of $387.1 million or $0.41 per share and non-operating loss items of $320.6 million or $0.33 per share. The non-operating items were primarily the net non-cash losses due to the mark-to-market adjustments on trading securities, derivatives and hedged items of $243.9 million or $0.26 per share. Net income in the first quarter of 2001 included depreciation and amortization of $734.7 million or $0.76 per share and tax expense of $485.6 million or $0.50 per share as well as non-operating income items of $1.770 billion or $1.83 per share. The non-operating items were primarily income related to the gain from the systems exchange with Adelphia Communications of $1.199 billion or $1.24 per share and income related to the change in accounting for derivative financial instruments of $384.5 million or $0.40 per share.


New Accounting Statement
------------------------

On January 1, 2002, the Company adopted a new accounting statement (FAS 142) that addresses how intangible assets, including goodwill, are accounted for in financial statements upon and subsequent to their acquisition. In connection with this adoption the Company completed an assessment of goodwill and other indefinite lived intangible assets, which consist primarily of our cable franchise operating rights. Based on this assessment, the Company determined that no impairment charge resulted from adopting this new accounting statement.

This press release contains forward-looking statements. Readers are cautioned that such forward-looking statements involve risks and uncertainties that could significantly affect actual results from those expressed in any such forward-looking statements. Readers are directed to Comcast's Quarterly Report on Form 10-Q for a description of such risks and uncertainties.

Comcast Corporation will hold its quarterly conference call with the financial community today, May 1, 2002, at 10:30 a.m. Eastern Time (ET). The conference call will be broadcast live via the Internet at the Company's Investor Relations website at www.cmcsk.com. A recording of the call will be available on this website from 12:30 p.m. ET on May 1, 2002 through midnight ET on May 8, 2002.

Those parties interested in participating via telephone should dial (847) 413-3149. A telephone replay will begin immediately following the call until May 2, 2002 at midnight ET. To access the rebroadcast, please dial (630) 652-3000 and enter code 5605377.

To automatically receive Comcast financial news by email, please visit www.cmcsk.com and subscribe to e-mail Alerts.

Comcast Corporation (www.comcast.com) is principally involved in the development, management and operation of broadband cable networks, and in the provision of electronic commerce and programming content. Comcast Cable is the third largest cable company in the United States serving more than 8.5 million cable subscribers. Comcast's commerce and content businesses include majority ownership of QVC, Comcast-Spectacor, Comcast SportsNet, The Golf Channel, Outdoor Life Network, G4, a controlling interest in E! Networks, and other programming investments. Comcast's Class A Special and Class A Common Stock are traded on The Nasdaq Stock Market under the symbols CMCSK and CMCSA, respectively.

                                   COMCAST(R)

                Condensed Consolidated Balance Sheet (Unaudited)
                                  (in millions)

                                                                               March 31,         December 31,
                                                                                 2002                2001
                                                                            --------------      --------------
ASSETS

   CURRENT ASSETS
      Cash and cash equivalents                                                     $543.1              $350.0
      Investments                                                                  2,087.4             2,623.2
      Accounts receivable, net                                                       979.9               967.4
      Inventories, net                                                               426.1               454.5
      Other current assets                                                           193.3               153.7
                                                                            --------------      --------------
           Total current assets                                                    4,229.8             4,548.8
                                                                            --------------      --------------

   INVESTMENTS                                                                     1,065.3             1,679.2

   PROPERTY AND EQUIPMENT, net of accumulated depreciation
      of $2,991.0 and $2,725.7                                                     7,034.0             7,011.1

   GOODWILL                                                                        6,441.2             6,289.4

   CABLE FRANCHISE OPERATING RIGHTS                                               16,491.1            16,486.4

   OTHER INTANGIBLE ASSETS, net of accumulated amortization
      of $745.4 and $664.6                                                         1,534.2             1,733.5

   OTHER NONCURRENT ASSETS, net                                                      349.8               383.4
                                                                            --------------      --------------

                                                                                 $37,145.4           $38,131.8
                                                                            ==============      ==============

LIABILITIES AND STOCKHOLDERS' EQUITY

   CURRENT LIABILITIES
      Accounts payable                                                              $794.7              $698.2
      Accrued expenses and other current liabilities                               1,637.0             1,695.5
      Deferred income taxes                                                           89.9               275.4
      Current portion of long-term debt                                              267.5               460.2
                                                                            --------------      --------------
           Total current liabilities                                               2,789.1             3,129.3
                                                                            --------------      --------------

   LONG-TERM DEBT, less current portion                                           11,356.0            11,741.6
                                                                            --------------      --------------

   DEFERRED INCOME TAXES                                                           6,406.7             6,375.7
                                                                            --------------      --------------

   OTHER NONCURRENT LIABILITIES                                                    1,418.0             1,532.0
                                                                            --------------      --------------

   MINORITY INTEREST                                                                 926.6               880.2
                                                                            --------------      --------------

   STOCKHOLDERS' EQUITY
      Class A special common stock                                                   914.5               913.9
      Class A common stock                                                            21.8                21.8
      Class B common stock                                                             9.4                 9.4
      Additional capital                                                          11,769.9            11,752.0
      Retained earnings                                                            1,541.4             1,631.5
      Accumulated other comprehensive income (loss)                                   (8.0)              144.4
                                                                            --------------      --------------
           Total stockholders' equity                                             14,249.0            14,473.0
                                                                            --------------      --------------

                                                                                 $37,145.4           $38,131.8
                                                                            ==============      ==============

                                   COMCAST(R)

           Condensed Consolidated Statement of Operations (Unaudited)
                      (in millions, except per share data)

                                                                               Three Months Ended
                                                                                    March 31,
                                                                             2002              2001
                                                                         ------------      ------------
Service revenues                                                             $1,679.0          $1,348.0
Net sales from electronic retailing                                             993.5             884.0
                                                                         ------------      ------------

                                                                              2,672.5           2,232.0

Cost of goods sold from electronic retailing                                    631.2             556.6
Operating, selling, general and administrative expenses                       1,233.1           1,041.2
                                                                         ------------      ------------

Operating cash flow                                                             808.2             634.2

Depreciation expense                                                            333.8             240.8
Amortization expense                                                             53.3             493.9
                                                                         ------------      ------------

Operating income (loss)                                                         421.1            (100.5)

Interest expense                                                               (186.7)           (182.3)
Investment income (expense)                                                    (248.0)            214.7
Equity in net income (losses) of affiliates                                      (5.4)              2.9
Other income (expense)                                                          (23.6)          1,194.2
                                                                         ------------      ------------
                                                                               (463.7)          1,229.5
                                                                         ------------      ------------

 Income (loss) before income taxes, minority interest
  and cumulative effect of accounting change                                    (42.6)          1,129.0

Income tax expense                                                               (2.7)           (485.6)
Minority interest                                                               (43.6)            (26.7)
                                                                         ------------      ------------

Income (loss) before cumulative effect of accounting change                     (88.9)            616.7

Cumulative effect of accounting change                                                            384.5
                                                                         ------------      ------------

Net income (loss)                                                              ($88.9)         $1,001.2
                                                                         ============      ============

Basic earnings (loss) per common share
  Income (loss) before cumulative effect of accounting change                  ($0.09)            $0.65
  Cumulative effect of accounting change                                                           0.41
                                                                         ------------      ------------
  Net income (loss)                                                            ($0.09)            $1.06
                                                                         ============      ============

Basic weighted average number of common shares outstanding                      951.4             945.3
                                                                         ============      ============

Diluted earnings (loss) per common share
  Income (loss) before cumulative effect of accounting change                  ($0.09)            $0.64
  Cumulative effect of accounting change                                                           0.40
                                                                         ------------      ------------
  Net income (loss)                                                            ($0.09)            $1.04
                                                                         ============      ============

Diluted weighted average number of common shares outstanding                    951.4             965.0
                                                                         ============      ============

                                   COMCAST(R)

          Pro Forma Financial Data by Business Segment (Unaudited) (1)
                       (in millions, except margin data)

                                                              (2)                             (3)              (4)
                                                             Cable         Commerce         Content           Other          Total
                                                             -----         --------         -------           -----          -----
Three Months Ended March 31, 2002
Revenues                                                   $1,469.4          $993.5          $218.9           ($9.3)       $2,672.5
Operating Cash Flow (Deficit)                                $597.5          $192.3           $55.9          ($37.5)         $808.2
Operating Cash Flow Margin                                     40.7%           19.4%           25.5%             NM            30.2%
Capital Expenditures (5)                                     $358.1           $31.8            $6.0            $3.2          $399.1
Total Debt (6)                                             $8,700.7          $246.2          $374.4        $2,302.2       $11,623.5

Three Months Ended March 31, 2001
Revenues                                                   $1,308.9          $884.0          $195.7           ($3.1)       $2,385.5
Operating Cash Flow (Deficit)                                $526.3          $172.7           $42.0          ($57.5)         $683.5
Operating Cash Flow Margin                                     40.2%           19.5%           21.5%             NM            28.7%
Capital Expenditures (5)                                     $437.7           $26.1            $9.1           $44.0          $516.9
Total Debt (6)                                             $8,195.0          $451.7          $435.5        $1,703.8       $10,786.0

------------------------------------------------------------------------------------------------------------------
Supplemental Information - Cable & Content Segments
Pro Forma Historical Data

                                               FY '01          4Q01           3Q01           2Q01          1Q01
Cable (2)
Revenue                                      $5,488.1       $1,424.6       $1,378.1       $1,376.5       $1,308.9
Operating Cash Flow (7)                      $2,251.2         $583.3         $575.0         $566.6         $526.3
Operating Cash Flow Margin (7)                   41.0%          40.9%          41.7%          41.2%          40.2%


Content (3)
Revenue                                        $701.1         $191.9         $138.3         $175.2         $195.7
Operating Cash Flow                            $152.7          $30.9          $30.7          $49.1          $42.0
Operating Cash Flow Margin                       21.8%          16.1%          22.1%          28.0%          21.5%
------------------------------------------------------------------------------------------------------------------

(1) Pro forma financial data is presented as if acquisitions occurred at the beginning of 2001. The information presented above is not necessarily indicative of what the results would have been had the Company operated the acquired businesses since the beginning of 2001. Historical financial data by business segment, as required under generally accepted accounting principles, is available in the Company's Quarterly Report on Form 10-Q.

(2) In February 2001, the Company acquired Home Team Sports and in April 2001 and June 2001, the Company acquired cable systems serving 585,000 and 112,000 subscribers, respectively, from AT&T Corp.

     In connection with the adoption of a new accounting standard related to the income statement characterization of reimbursements (EITF No. 01-14), the Company reclassified its franchise fees collected from cable subscribers from a reduction of selling, general and administrative expenses to service revenue for all periods presented.

(3) Content includes E! Networks, Comcast-Spectacor, The Golf Channel, Outdoor Life Network and G4. The Company consolidated The Golf Channel and acquired Outdoor Life Network in June 2001 and October 2001, respectively.

     In connection with the adoption of a new accounting standard related to the consideration paid to customers (EITF No. 01-09), the Company reclassified the amortization of distribution fees paid by certain content subsidiaries to cable television and satellite broadcast systems for carriage of their programming from expense to a revenue reduction for all periods presented.

(4) Other includes the Company's domestic wireline telecommunications business, international wireless operations, Corporate and elimination entries related to the segments presented.

(5) For acquired businesses, includes capital expenditures made by the Company subsequent to the date of acquisition by the Company.

(6) Total debt includes both current and long-term portions as reported in the Company's consolidated balance sheet. Total Cable debt as of March 31, 2001 includes $1.152 billion of intercompany borrowings due to parent.

(7) Excludes the incremental expenses of $140 million incurred in the fourth quarter of 2001 related to the transition of Comcast High-Speed Internet customers from Excite@Home to Comcast's network.

                                   COMCAST(R)

               Pro Forma Data - Cable Segment (Unaudited) (1) (2)

                                                                                   Comcast                    (5)
                                                           (3)                   High-Speed       (4)      Franchise
                                                          Video     Advertising   Internet       Other       Fees       Total
                                                          -----     -----------   --------       -----       ----       -----
Three Months Ended March 31, 2002
Revenue (millions)                                      $1,149.6        $81.1      $119.6        $67.9       $51.2    $1,469.4
Monthly average revenue per cable subscriber              $45.13        $3.18       $4.69        $2.67       $2.01      $57.68

Three Months Ended March 31, 2001
Revenue (millions)                                      $1,074.8        $71.4       $58.4        $56.7       $47.6    $1,308.9
Monthly average revenue per cable subscriber              $42.60        $2.83       $2.31        $2.24       $1.89      $51.87

--------------------------------------------------------------------------------

                                                                                                           Growth           Growth
                                                            1Q02            4Q01           1Q01           vs. 4Q01         vs. 1Q01
                                                            ----            ----           ----           --------         --------
Cable
Homes Passed (000's)                                     13,921.0        13,836.3        13,625.7             0.6%             2.2%
Subscribers (000's)                                       8,511.7         8,471.1         8,434.5             0.5%             0.9%
Penetration                                                  61.1%           61.2%           61.9%       (0.1) pts        (0.8) pts
Quarterly Net Subscriber Additions (000's)                   40.6            34.1            47.7            19.1%           (14.9%)

Digital Cable (6)
"Digital Ready" Subscribers (000's)                       8,400.2         8,375.3         7,696.4             0.3%             9.1%
Subscriptions (000's) (7)                                 2,539.5         2,335.8         1,678.3             8.7%            51.3%
Penetration (8)                                              30.2%           27.9%           21.8%         2.3 pts          8.4 pts
Quarterly Net Subscription Additions (000's)                203.7           213.8           158.4            (4.7%)           28.6%
Monthly Average Revenue per Subscription                   $10.61          $10.53          $10.46             0.8%             1.4%

Comcast High-Speed Internet
"Marketable" Homes Passed (000's)                        11,299.0        10,399.6         7,913.0             8.6%            42.8%
Subscribers (000's)                                       1,040.5           948.1           574.3             9.7%            81.2%
"Marketable" Homes Penetration                                9.2%            9.1%            7.3%         0.1 pts          1.9 pts
Quarterly Net Subscriber Additions (000's)                   92.4           155.4            94.9           (40.5%)           (2.6%)
Monthly Average Revenue per Subscriber                     $40.10          $35.08          $36.95            14.3%             8.5%

--------------------------------------------------------------------------------

(1) Pro forma data is presented as if acquisitions occurred at the beginning of 2001. The information presented above is not necessarily indicative of what the results would have been had the Company operated the acquired businesses since the beginning of 2001.

(2) In February 2001, the Company acquired Home Team Sports and in April 2001 and June 2001, the Company acquired cable systems serving 585,000 and 112,000 subscribers, respectively, from AT&T Corp.


(3) Video revenues consist of our basic, expanded basic, premium, pay-per-view, equipment, and digital services.

(4) Other Cable subscriber revenues include installation revenues, guide revenues, commissions from electronic retailing, other product offerings and revenues of our regional sports programming networks.

(5) In connection with the adoption of a new accounting standard related to the income statement characterization of reimbursements (EITF No. 01-14), the Company reclassified its franchise fees collected from cable subscribers from a reduction of selling, general, and administrative expenses to service revenue for all periods presented.

(6)                                            1Q02        4Q01         1Q01
     Digital Subscribers (000's)               1,856       1,742        1,321
     Digital Subscriber Penetration            22.1%       20.8%        17.2%
     Average Revenue per Digital Subscriber    $14.38      $13.95       $13.25

(7)  Each digital converter box counts as one digital cable subscription.

(8) Digital cable subscriptions as a percentage of "digital ready" subscribers. Certain subscribers may have multiple digital cable subscriptions.

                                   COMCAST(R)

               Pro Forma Data - Commerce Segment (QVC) (Unaudited)

                                                           Base (1)          UK          Germany         Other (2)         Total
                                                           --------          --          -------         ---------         -----
Three Months Ended March 31, 2002
Revenue (millions)                                          $841.9          $67.6          $60.5           $23.5          $993.5
Gross Margin                                                  36.9%          35.2%          31.1%           38.7%           36.5%
Operating Cash Flow (Deficit) (millions)                    $190.4           $5.8           $0.5           ($4.4)         $192.3
Operating Cash Flow Margin                                    22.6%           8.5%           0.8%          (18.4%)          19.4%
Average Homes (millions) (3)                                  73.5            9.6           24.2             N/A             N/A
Revenue per Average Home (in local currency)                $11.46    (pound)4.82     (euro)2.84             N/A             N/A


Three Months Ended March 31, 2001
Revenue (millions)                                          $755.1          $68.7          $46.1           $14.1          $884.0
Gross Margin                                                  37.5%          34.9%          28.9%           48.9%           37.0%
Operating Cash Flow (Deficit) (millions)                    $170.6           $5.5          ($0.8)          ($2.6)         $172.7
Operating Cash Flow Margin                                    22.6%           8.0%          (1.7%)         (18.4%)          19.5%
Average Homes (millions) (3)                                  70.8            8.9           23.1             N/A             N/A
Revenue per Average Home (in local currency)                $10.67    (pound)5.31     (euro)2.15             N/A             N/A


(1)  Base Business includes domestic channel and QVC.com.

(2) Other includes domestic and international infomercial businesses and QVC Japan.

(3) Note that while QVC has the potential to serve this many homes in Germany, it is estimated that only approximately 40% of the homes in Germany are programmed to receive the QVC channel.

                                   COMCAST(R)

           Reconciliation of Diluted EPS to OCF per share (Unaudited)
           ----------------------------------------------------------
                  (dollars in millions, except per share data)

                                                                                   Three Months Ended
                                                                                         March 31,
                                                                             2002                         2001
                                                                             ----                         ----
                                                                                    per                            per
                                                                       $           share            $             share
                                                                       -           -----            -             -----
Net income (loss) as reported                                       ($88.9)        ($0.09)      $1,001.2          $1.04

Items to reconcile net income (loss) to operating cash flow:
Depreciation & amortization                                          387.1           0.41          734.7           0.76
Interest expense                                                     186.7           0.20          182.3           0.19
Income tax expense                                                     2.7            -            485.6           0.50
Non-operating items (1)                                              320.6           0.33       (1,769.6)         (1.83)
                                                                 ------------------------      ------------------------

Operating Cash Flow as reported                                     $808.2          $0.85         $634.2          $0.66
                                                                 ========================      ========================



Diluted weighted average shares outstanding                                         951.4                         965.0
                                                                               ==========                    ==========


------------------------------------------------------------
(1) Detail of non-operating items:
Investment (income) expense  - mark to market adjustments on
  trading securities, derivatives and hedged items, net             $243.9          $0.26           12.8          $0.01
Investment expense - investment impairment losses (2)                 12.6           0.01          894.1           0.93
Investment income - reclassification of unrealized gains (3)                                    (1,092.4)         (1.13)
Other income - gain on Adelphia systems exchange (4)                                            (1,198.6)         (1.24)
Cumulative effect of accounting change, net of tax (5)                                            (384.5)         (0.40)
All other, net (6)                                                    64.1           0.06           (1.0)
                                                                 ------------------------      ------------------------
Total non-operating items                                           $320.6          $0.33      ($1,769.6)        ($1.83)
                                                                 ========================      ========================


(2) The Company records losses on its investments for which the Company has determined that a decline in value of the investment was considered other than temporary. The loss for 2001 relates principally to the Company's investment in AT&T, a portion of which was exchanged on April 30, 2001.

(3) In connection with the adoption of a new accounting standard for the accounting of derivative instruments and hedging activities in the first quarter of 2001, the Company reclassified its investment in Sprint PCS from an available for sale security to a trading security.

(4) Represents the gain recognized upon the completion of the Company's cable systems exchange with Adelphia Communications Corporation in January 2001.

(5) Represents the effect of adopting the new accounting standard for the accounting of derivative instruments and hedging activities.

(6) Includes investment, interest and dividend income, equity in net (income) losses of affiliates, other income (expense) and minority interest.

   Note: The following notice is included to meet certain legal requirements:

                           FORWARD-LOOKING STATEMENTS

     The enclosed information contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of AT&T Corp. ("AT&T"), Comcast Corporation ("Comcast") and, after the completion of the proposed transaction between AT&T and Comcast, AT&T Comcast Corporation ("AT&T Comcast") are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in AT&T's, Comcast's and AT&T Comcast's filings with the Securities and Exchange Commission ("SEC"), including risks and uncertainties relating to: failure to obtain and retain expected synergies from the proposed transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, changes in laws or regulations, availability and cost of capital and other similar factors. Readers are referred to AT&T's and Comcast's most recent reports filed with the SEC. AT&T, Comcast and AT&T Comcast are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                             ADDITIONAL INFORMATION

     In connection with the proposed transaction, AT&T, Comcast and AT&T Comcast have filed a joint proxy statement / prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT / PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about AT&T, Comcast and AT&T Comcast, without charge, at the SEC's web site at http://www.sec.gov. Free copies of AT&T's filings may be obtained by directing a request to AT&T Corp., 295 North Maple Avenue, Basking Ridge, N.J. 07920,
Attention: Investor Relations. Free copies of Comcast's and AT&T Comcast's filings may be obtained by directing a request to Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

     AT&T, Comcast and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed transaction. Information concerning Comcast's participants in the solicitation is contained in a filing made by Comcast with the Commission pursuant to Rule 14a-12 on July 9, 2001.